SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 16, 2007, regarding Telefnica de Argentina S.A.’s information provided pursuant to Section 62 of the Listing Regulation.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, February 16th, 2007

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Information of Section 62 of the Listing Regulation

Dear Sirs,

     We are writing to you in compliance with the provisions of Section No. 42 of Listing Regulation in order to report that the Company's Board in the meeting held February 15, 2007 approved the financial statements and other documentation corresponding to the year ended at December 31, 2006.

     Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Annual Balance
	- Ordinary Income (Loss)	$222
	- Extraordinary Income (Loss)	$

     The year's net income was $ 222 millions and the income before tax for operations in process was $ 331 millions.

     During this year, the General and Special Annual Meeting of Shareholders of the Company approved on April 21, 2006 the absorption of all the negative balance from the Retained Earnings account at December 31, 2005 for 2.968 billions using all the balance of the Reserve for future dividend for 1.626 billion, the Legal Reserve for 416 million and partially using the integral capital stock adjustment for 926 millions under the CNV rules.

     In addition, on September 7, 2006, the Special Meeting of Shareholders approved the voluntary reduction of capital stock. It was finally approved by the BCBA on December 13, 2006 and by the CNV on November 30, 2006. Hence, on December 22, 2006, all the shareholders received $0.60 in cash and four new shares (of $ 0.10 par value each) per share of $ 1 par value they held prior to the capital reduction. The capital reduction was by $ 1,047,630,044.4 from a capital stock of $ 1,746,050,074 to $ 698,420,029.60.

Telefónica de Argentina S.A.

2)	Breakdown of Shareholders’ Equity by item and amount:

	- Capital Stock (par value)	$698
	-Integral capital stock adjustment	$1.209
	- Retained earnings	$222
	-Total Shareholders’ Equity	$2.129

3)	Proposal for income allocation

	- Retained earnings from previous year	$(2.968)
	- Absorption of retained earnings	$2.968
	- Year income (loss)	$222
	- Retained earnings at year end	$222

	The Board puts forward to the Meeting of Shareholders the following retained earnings allocation:

	- To Legal Reserve	$11
	- To Reserve for future dividend	$211
	- Total	$222

The Company’s Board has not proposed the dividend distribution (section 62, subsection n), paragraph 1) in view of the need to carry out the strategic and investment plan in the coming years.

As to the capitalization of income and capital monetary adjustments (section 62, subsection n), paragraph 2), the Board believes that the current capital is appropriate.

4)	Find below a breakdown of the Company’s capital stock in shares of $ 0.1 par value.

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)

4,367,388,680	2,616,811,616	6,984,200,296
(62.5% of capital stock)	(37.5% of capital stock)

     All that required under section 62, subsections o) and q) has been reported. The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Telefónica de Argentina S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares

COMPAÑÍA	Av. Ingeniero	4,367,388,680	160,800,000	4,528,188,680
INTERNACIONAL DE	Huergo 723, PB	(62.5% of	(2.3% of
TELECOMUNICACIONES	City of Buenos	capital stock)	capital stock)
S.A.	Aires

TELEFÓNICA	Gran Vía 28,	---------------------	2,252,637,868	2,252,637,868
INTERNACIONAL, S.A.	28013, Madrid,		(32.3% of
	Spain		capital stock)

TELEFÓNICA	Drentestraat 24,	---------------------	66,171,964	66,171,964
INTERNATIONAL	BG, 1083HK,		(0.9% of
HOLDING BV	Amsterdam,		capital stock)
Holland

     TELEFONICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99 % and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

     Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

     The Dutch company Telefónica International Holding B.V. holds 37.3 % of the shares of Compañía Internacional de Telecomunicaciones S.A.

     The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at the year ended at December 31st:

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock

Public	----------------	(1) 137,201,784	137,201,784	1.96

(1) Accounting for 5.2% of Class B Common Shares.

5) The impact of the fluctuations in the exchange rate during the year on the net monetary position and operations in foreign exchange amounted to a $ 36 million loss.

Best regards,

Claudia Ferreyra Accounting Manager	Pablo Llauró Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 20, 2007	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel